555 12th Street
Oakland, CA 94607

www.matson.com

August 29, 2019

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention:  Aamira Chaudhry and Doug Jones

Re:	Matson, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 4, 2019
File No. 001-34187

Dear Ms. Chaudhry and Mr. Jones:

In connection with your letter dated August 19, 2019 to the undersigned,  Senior Vice President and Chief Financial Officer of Matson, Inc. (the “Company”), we are providing the following response to the comment made by staff members of the U.S. Securities and Exchange Commission.  To assist you in your review, we have included the heading and comment from that letter in italics below followed by the Company’s response in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 3, Reportable Segments, page 53

1.         You disclose the ocean transportation and logistics segments provide services to each other and the amount of inter-segment revenue eliminated from Logistics operating revenues due to the nature of how those services were performed.  Please clarify for us, and disclose as appropriate, the basis for eliminating inter-segment logistics revenue due to the nature of how those services were performed.  Additionally, clarify for us and disclose whether the amount of ocean transportation segment's operating revenue reported includes inter-segment revenue, and if so, the amount of such for each period presented pursuant to ASC 280- 10- 50- 22.

Response:

In certain transactions, the Company provides both ocean-based and land-based transportation services for its customers.  In these situations, the Company’s Ocean Transportation segment provides ocean-based transportation services to the Company’s Logistics segment or the Logistics segment provides land-based transportation services to the Ocean Transportation segment, resulting in inter-segment revenue for each segment.  Because the Ocean Transportation segment is the primary provider of ocean‑based transportation services, the inter-segment revenue related to ocean-based transportation services is eliminated from the Logistics segment.  Similarly, because the Logistics segment is the primary provider of the land‑based transportation services, the inter‑segment revenue related to land‑based transportation services is eliminated from the Ocean Transportation segment.  The segment revenue disclosed in Note 3. Reportable Segments of the Annual Report on Form 10‑K for the fiscal year ended December 31, 2018 (the “2018 Form 10‑K”) is presented after excluding combined inter‑segment revenue of $95.4 million, $81.3 million and $62.0 million for the years ended December 31, 2018, 2017 and 2016, respectively, from both segments.  The segment revenue disclosed in Note 3 is consistent with the Operating Revenue reported on the Company’s Consolidated Statements of Income and Comprehensive Income on page 41 of the 2018 Form 10-K.

Inter-segment revenue of $51.7 million, $40.3 million and $41.2 million for the years ended December 31, 2018, 2017 and 2016, respectively, was eliminated from the Ocean Transportation segment.  In addition, inter-segment revenue of $43.7 million, $41.0 million and $20.8 million for the years ended December 31, 2018, 2017 and 2016, respectively, was eliminated from the Logistics segment.  Pursuant to ASC 280‑10‑50‑22, the Company will update its reporting of segment information to disclose the eliminated inter-segment revenue by segment in future filings.  The example below illustrates how we plan to provide this disclosure in future years by the inclusion of footnotes (1) and (2) to the reportable segment financial information table as disclosed in Note 3 of the 2018 Form 10-K:

The Company’s Ocean Transportation segment provides ocean transportation services to the Logistics segment, and the Logistics segment provides logistics services to the Ocean Transportation segment in certain transactions.  Accordingly, inter-segment revenue of $95.4 million, $81.3 million and $62.0 million for the years ended December 31, 2018, 2017 and 2016, respectively, have been eliminated from operating revenues in the table below.

Reportable segment financial information for the years ended December 31, 2018, 2017 and 2016, and identifiable asset segment information at December 31, 2018 and 2017, are as follows:

	Years Ended December 31,
(In millions)	2018	2017	2016
Operating Revenue:
Ocean Transportation (1)	$1,641.3	$1,571.8	$1,541.1
Logistics (2)	581.5	475.1	400.5
Total Operating Revenue	$2,222.8	$2,046.9	$1,941.6
Operating Income:
Ocean Transportation (3)	$131.1	$126.4	$144.5
Logistics (4)	32.7	20.9	12.2
Total Operating Income	163.8	147.3	156.7
Interest expense, net	(18.7)	(24.2)	(24.1)
Other income (expense), net	2.6	2.1	(2.1)
Income before Income Taxes	147.7	125.2	130.5
Income taxes (5)	(38.7)	105.8	(49.1)
Net Income (5)	$109.0	$231.0	$81.4

Capital Expenditures:
Ocean Transportation	$385.4	$305.3	$179.1
Logistics	15.8	1.7	0.3
Total Capital Expenditures	$401.2	$307.0	$179.4

Depreciation and Amortization:
Ocean Transportation	$87.0	$93.3	$92.6
Logistics	7.4	7.9	4.5
	94.4	101.2	97.1
Deferred dry-docking amortization - Ocean Transportation	37.4	46.2	38.9
Total Depreciation and Amortization	$131.8	$147.4	$136.0

(1)   Ocean Transportation operating revenue excludes inter-segment revenue of $51.7 million, $40.3 million and $41.2 million for the years ended December 31, 2018, 2017 and 2016, respectively.

(2)   Logistics operating revenue excludes inter-segment revenue of $43.7 million, $41.0 million and $20.8 million for the years ended December 31, 2018, 2017 and 2016, respectively.

(3)   Ocean Transportation segment information includes $36.8 million, $28.2 million and $15.8 million of equity in income from the Company’s equity investment in SSAT for the years ended December 31, 2018, 2017 and 2016, respectively.

(4)   Logistics segment information includes the operations of Span Alaska acquired as of August 4, 2016.

(5)   Income taxes and net income were adjusted for an immaterial correction of an error for the year ended December 31, 2017 (see Note 2).

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Should you have any further questions on the above, please do not hesitate to contact me at (510) 628-4565.

Sincerely,

/s/ Joel M. Wine
Joel M. Wine
Senior Vice President and Chief Financial Officer

cc:  Constance H. Lau (Audit Committee)